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July 22, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Justin Dobbie

Re:	Nordic American Offshore Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed July 11, 2016 File No. 333-211868

Dear Mr. Dobbie:
Reference is made to the registration statement on Form F-4 (the "Registration Statement") of Nordic American Offshore Ltd. (the "Company") that was filed via EDGAR with the Securities and Exchange Commission (the "Commission") on June 6, 2016. By letter dated June 28, 2016 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comment to the Registration Statement.  The first amended registration statement on Form F-4 (the "First Amended Registration Statement"), which responded to the Staff's comment contained in the First Comment Letter, was publicly filed with the Commission via EDGAR on July 11, 2016. By letter dated July 14, 2016 (the "Second Comment Letter"), the Staff provided the Company with its comment to the First Amended Registration Statement. The second amended registration statement on Form F-4 (the "Second Amended Registration Statement"), which responds to the Staff's comments contained in the Second Comment Letter, is today being publicly filed with the Commission via EDGAR. The Second Amended Registration Statement also includes certain updates related to the passage of time.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement.  The following numbered paragraph corresponds to the numbered paragraph in the Second Comment Letter. For your convenience, the Company's response is prefaced by the exact text of the Staff's comment in bold text. We will also provide the Staff with a redline of the Second Amended Registration Statement showing changes made from the First Amended Registration Statement. Page numbers referenced are to the Second Amended Registration Statement.
1.	Bermuda Tax Considerations, page 32
We note your disclosure in the Material Tax Consequences of the Redomiciliation section on page 4 that "[you] do not believe that [you] or [your] shareholders will be subject to taxation in… Bermuda as a result of the Redomiciliation."  In your correspondence, we also note the statement that you have filed "as Exhibit 8.2… an opinion of Bermuda counsel that [you] will not be subject to taxation as a result of [your] continuance into Bermuda as an exempted company upon the Redomiciliation."  This section, however, does not include this referenced opinion.  Please revise as applicable.
In response to the Staff's comment, the Company has revised the disclosure contained in the Material Tax Consequences section on page 4 of the Second Amended Registration Statement to include the opinions of United States, Marshall Islands and Bermuda counsel referenced in the opinions filed as Exhibit 8.1 and 8.2 to the First Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe